U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25


NOTIFICATION OF LATE FILING
                                                    ---------------------------
                                                          CIK# 0001065581
                                                      Filing Number 001-15977
                                                    ---------------------------

                                                    ---------------------------
                                                              CUSIP #
                                                            88673X 10-8
                                                    ---------------------------


 Form 10-K and                                  Form 10-Q and
Form 10-KSB [ ]  Form 20-F [ ]  Form 11-K [ ]  Form 10-QSB [X]   Form N-SAR  [ ]
                                                March 31, 2003



For Period Ended:  12-31-2002


[ ]     Transition Report on Form 10-K
[ ]     Transition Report on Form 20-F
[ ]     Transition Report on Form 11-K
[ ]     Transition Report on Form 10-Q
[ ]     Transition Report on Form N-SAR



For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________

PART I - Registrant Information
-------------------------------


Full Name of Registrant:                    Tiger Telematics, Inc.

Former Name, if Applicable:                 Floor Decor, Inc.

Address of Principal Executive Office:      4190 Belfort Rd. Suite 200
                                            Jacksonville, FL 32216


PART II - Rules 12b-25(b) and (c)
---------------------------------


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed (check box if appropriate):

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. [ X ]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or a portion thereof will be filed on or before the fifth calendar day following the prescribed due date. [ X ]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]


PART III - Narrative
--------------------


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

"The Company has experienced delays in receiving certain information relating to a recent insolvency filing of its 2002 sold UK subsidiary, Tiger Telematics, Ltd., and related to the sold assets of its discontinued operations flooring subsidiary, Floor Decor, LLC which information is essential for filing the Company's report. The acquirer of the flooring assets filed for Chapter 11 bankruptcy on April 9, 2003 and subsequently held a liquidation sale of April 17, 2003. The flooring acquirer ceased operations as of April 30, 2002.

Although the Company believes its reserves are adequate, the Company needs the results of these transaction in order to verify that its reserves as of year end 2002 properly reflect the contingent liabilities that might arise from this liquidation of the acquirer of the flooring unit."



PART IV - Other Information
---------------------------


(1) Name and telephone number of person to contact in regard to this notification:

         Mike Carrender - CEO   904-279-9240

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [  ] Yes    [ X ]  No
         Report on Form 10-K for the period ended December 31, 2002.

(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         [ X ] Yes   [   ]  No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tiger Telematics, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



  /s/ Michael W. Carrender
----------------------------
By:   Michael W. Carrender
      Tiger Telematics, Inc.
      CEO/CFO for the registrant and as principle financial officer




Date:    4/15/03

Attachment A

The Company expects to report similar revenue for the first quarter ended March 31, 2003 to as compared to revenue of $28,500 from continuing operations for the first quarter ended March 31, 2002. The Company expects to report a substantial decrease in net operating loss for the first quarter of 2003 to an estimated approximate loss of $(500,000) as compared to the net operating loss of $(1,173,195) for the first quarter of 2002.